

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

<u>Via U.S. Mail</u>
Arnold P. Kling
President
Mattmar Minerals, Inc.
133 Summit Avenue
Suite 22
Summit, NJ 07901

Dear Mr. Kling:

We issued a comment letter to you on November 20, 2013 regarding the audit of your 2012 financial statements. On December 11, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Myra Moosariparambil at 202-551-3796 or me at 202-551-3871 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining